                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             SCHEDULE 13D AMENDMENT

                    Under the Securities Exchange Act of 1934


                             CONE MILLS CORPORATION
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   206814 10 5
                                   -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               SEPTEMBER 30, 1999
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 22 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          MARC H. KOZBERG
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power..........................  90,100

     (8) Shared voting power........................ 255,000

     (9) Sole dispositive power.....................  90,100

     (10) Shared dispositive power.................. 255,000
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               345,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.4%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          BRUCE E. HENDRY
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the  appropriate  box if a member of a     (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power..........................  1,132,700

     (8) Shared voting power........................ -0-

     (9) Sole dispositive power.....................  1,132,700

     (10) Shared dispositive power.................. -0-
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               1,132,700
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 4.4%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          DR. DEMETRE NICOLOFF
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 224,000

     (8) Shared voting power........................ 255,000

     (9) Sole dispositive power..................... 224,000

     (10) Shared dispositive power.................. 255,000
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount  beneficially owned by
each reporting person.                               479,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.9%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          G. JAMES SPINNER
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the  appropriate  box if a member of a     (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power..........................  80,200

     (8) Shared voting power........................ 255,000

     (9) Sole dispositive power.....................  80,200

     (10) Shared dispositive power.................. 255,000
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount  beneficially owned by
each reporting person.                               335,200
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.3%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          ROBERT H. PAYMAR
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 150,000

     (8) Shared voting power........................ 255,000

     (9) Sole dispositive power..................... 150,000

     (10) Shared dispositive power.................. 255,000
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount  beneficially owned by each
reporting person.                                    405,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.6%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          STANLEY I. BARENBAUM
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the  appropriate  box if a member of a     (a)     X
group  (see instructions)                            ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 55,000

     (8) Shared voting power........................ 255,000

     (9) Sole dispositive power..................... 55,000

     (10) Shared dispositive power.................. 255,000
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount  beneficially owned by
each reporting person.                               310,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.2%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          JAMES A. POTTER
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the  appropriate box if a member of a      (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 40,000

     (8) Shared voting power........................ 261,500

     (9) Sole dispositive power..................... 40,000

     (10) Shared dispositive power.................. 261,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount  beneficially owned by each
reporting person.                                    301,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.2%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          SUSAN N. POTTER
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 6,500

     (8) Shared voting power........................ -0-

     (9) Sole dispositive power..................... 6,500

     (10) Shared dispositive power.................. -0-
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by each
reporting person.                                    6,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ < 0.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons...................... SUMMIT CAPITAL APPRECIATION
I.R.S. Identification Nos. of above persons          FUND LP
(entities only)..................................... 41-1822728
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               WC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ MINNESOTA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 255,000

     (8) Shared voting power........................ -0-

     (9) Sole dispositive power..................... 255,000

     (10) Shared dispositive power.................. -0-
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               255,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.0%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... PN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          SCA MANAGEMENT PARTNERS,
(entities only)..................................... L.L.P.
- ---------------------------------------------------- ---------------------------
(2) Check the  appropriate  box if a member of a     (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               HC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ MINNESOTA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 255,000

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 255,000
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               255,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.0%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... PN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons...................... DEEPHAVEN OPPORTUNITY
I.R.S. Identification Nos. of above persons          TRADING FUND LP
(entities only)..................................... (NONE)
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               WC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ BRITISH VIRGIN ISLANDS
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 265,000

     (8) Shared voting power........................ -0-

     (9) Sole dispositive power..................... 265,000

     (10) Shared dispositive power.................. -0-
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               265,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.0%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... PN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons...................... DEEPHAVEN INVESTMENT
I.R.S. Identification Nos. of above persons          ADVISORS, LLC
(entities only)..................................... 41-1903933
- ---------------------------------------------------- ---------------------------
- ---------------------------------------------------- ---------------------------
(2) Check the  appropriate  box if a member of a     (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               HC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ DELAWARE
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 265,000

     (8) Shared voting power........................ -0-

     (9) Sole dispositive power..................... 265,000

     (10) Shared dispositive power.................. -0-
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               265,000
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 1.0%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... PN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons...................... ARBITRADE HOLDINGS LLC
I.R.S. Identification Nos. of above persons
(entities only)..................................... 41-1890776
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               HC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ ILLINOIS
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 541,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 541,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               541,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... PN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          IRVIN KESSLER
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 541,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 541,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               541,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          EFRAIM GILDOR
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 541,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 541,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               541,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          PETER HAJAS
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a       (a)     X
group (see instructions)                             ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 541,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 541,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               541,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          MARK LYONS
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 541,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 541,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               541,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          MERRILL FERGUSON
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 541,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 541,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               541,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons...................... CHARMEL LIMITED PARTNERSHIP
I.R.S. Identification Nos. of above persons
(entities only)..................................... 41-1859157
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               WC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ NEVADA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... 524,500

     (8) Shared voting power........................ -0-

     (9) Sole dispositive power..................... 524,500

     (10) Shared dispositive power.................. -0-
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               524,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... PN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons
(entities only)..................................... CHARMEL ENTERPRISES, INC.
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               HC
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ NEVADA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 524,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 524,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               524,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... CO
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D
                              CUSIP NO. 206814 10 5
- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          MELANIE BARRY
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 524,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 524,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               524,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.1%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

- ---------------------------------------------------- ---------------------------
(1) Names of reporting persons......................
I.R.S. Identification Nos. of above persons          CHARLES BARRY
(entities only).....................................
- ---------------------------------------------------- ---------------------------
(2) Check the appropriate box if a member of a
group (see instructions)                             (a)     X
                                                     ---------------------------
                                                     (b)
- ---------------------------------------------------- ---------------------------
(3) SEC use only....................................
- ---------------------------------------------------- ---------------------------
(4) Source of funds (see instructions)               PF
- ---------------------------------------------------- ---------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
- ---------------------------------------------------- ---------------------------
(6) Citizenship or place of organization............ USA
- ---------------------------------------------------- ---------------------------
Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.......................... -0-

     (8) Shared voting power........................ 639,500

     (9) Sole dispositive power..................... -0-

     (10) Shared dispositive power.................. 639,500
- ---------------------------------------------------- ---------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                               639,500
- ---------------------------------------------------- ---------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
- ---------------------------------------------------- ---------------------------
(13) Percent of class represented by amount in
Row (11)............................................ 2.5%
- ---------------------------------------------------- ---------------------------
(14) Type of reporting person (see instructions).... IN
- ---------------------------------------------------- ---------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the voting Common Stock, par value $.10 of Cone Mills Corporation (the "Issuer"), a North Carolina corporation, having its principal place of business at 3101 North Elm Street, Greensboro, North Carolina 27415-6540.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that James A. Potter has become a partner in SCA Management Partners, L.L.P., the general partner of Summit Capital Appreciation Fund LP.

1.       Marc H. Kozberg
2.       Bruce E. Hendry
3.       James A. Potter
4.       Susan N. Potter
5.       Dr. Demetre Nicoloff
6.       G. James Spinner
7.       Robert H. Paymar
8.       Stanley I. Barenbaum
9.       Summit Capital Appreciation Fund LP
10.      SCA Management Partners, L.L.P.
11.      The Temple Company, L.L.P.
12.      Charmel Limited Partnership
13.      Charmel Enterprises, Inc.
14.      Richard Fitzgerald
15.      Charles Barry
16.      Melanie Barry
17.      Arbitrade LLC
18.      Arbitrade Holdings LLC
19.      Deephaven Opportunity Trading Fund LP
20.      Deephaven Investment Advisors LLC
21.      Irvin Kessler
22.      Efraim Gildor
23.      Peter Hajas
24.      Mark Lyons
25.      Merrill Ferguson

         None of the above-referenced Holders has, during the past five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have any of the Holders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, any of the Holders became subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock of the Issuer were purchased by each Holder from available cash resources or working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         See Item 3. As was reported in the Holder's previous Schedule 13D Amendment, on May 27, 1999, Marc H. Kozberg, on behalf of the Holders, wrote to John L. Bakane, President of the Issuer, proposing that management consider a transaction whereby shareholders of the Company other than management, the 401K plan of the Company, and the Holders would be offered the opportunity to receive $8.25 in cash for each share of the Issuer's Common Stock. On June 11, 1999, Dewey L. Trogdon, Chairman of the Issuer, advised Mr. Kozberg that management of the Issuer did not wish to pursue the proposal. Nevertheless, the Holders intend to continue to pursue further discussions with management and may consider other alternatives consistent with their goal of enhancing shareholder value.

         More recently, the Holders requested that management of the Issuer consider allowing the Holders representation on the Issuer's Board of Directors. This request was refused. The Holders collectively are the largest shareholder in the Issuer. The Holder's believe that their representation on the Issuer's Board would allow for the Issuer's shareholders' concerns regarding the performance of the Issuer and its management to be more fully heard and addressed. In response to the management's rejection of the Holders' request for Board representation, the Holders may consider presentation of a slate of directors for election at the Issuer's next shareholder meeting. In this regard, Mr. Kozberg, on behalf of the Holders, has requested that the Issuer provide a list of the Issuer's shareholders so as to facilitate the Holders' communication with shareholders on these and other issues of common concern.

         The Holders have acquired the Common Stock of the Issuer for investment purposes. The Holders may acquire additional shares of Common Stock of the Issuer and specifically reserve the right to sell all or any portion of the Common Stock if they deem it to be in their best interest. The Holders intend to explore opportunities to enhance shareholder value and to that end intend to explore the retention of an investment banking firm and engage in other activities described herein. Except as indicated herein, the Holders do not have any plans respecting extraordinary corporate transactions effecting the Issuer, the sale of its assets, changes in its management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or the delisting of the issuer's securities or similar actions. However, the Holders intend to consider all possibilities of enhancing shareholder value, including but not limited to possible sale of the Issuer, acquisition of the Issuer or acquisition of a controlling interest in the Issuer. The Holders, through Mr. Kozberg and Mr. Hendry, intend to actively monitor the management and business of the Issuer and specifically reserve the right to communicate with management and other shareholders of the Issuer regarding matters of common concern.

         Attached as Exhibit B is a copy of a press release issued by the Holders on September 30, 1999.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of September 27, 1999 by each of the Holders is set forth below:


                                            Number of Shares             Percentage of
                  Name                      of Common Stock            Outstanding Shares
                  ----                      ---------------            ------------------
         Marc H. Kozberg(1)                       345,100                    1.4%
         Bruce E. Hendry                        1,132,700                    4.4%
         Dr. Demetre Nicoloff(1)                  479,000                    1.9%
         G. James Spinner(1)                      335,200                    1.3%
         Robert H. Paymar(1)                      405,000                    1.6%
         Stanley I. Barenbaum(1)                  310,000                    1.2%
         James A. Potter(1)(2)                    301,500                    1.2%
         Susan N. Potter                            6,500                  < 0.1%
         Summit Capital
            Appreciation Fund LP                  255,000                    1.0%
         SCA Management
            Partners, L.L.P.(1)                   255,000                    1.0%
         The Temple Company,
            L.L.P.                                135,000                    0.5%
         Charmel Limited Partnership              524,500                    2.1%
         Charmel Enterprises, Inc.(4)             524,500                    2.1%
         Richard Fitzgerald(3)                    135,000                    0.5%
         Charles Barry(3)(4)                      639,500                    2.3%
         Melanie Barry(4)                         524,500                    2.1%
         Arbitrade LLC                            336,500                    1.3%
         Arbitrade Holdings LLC(5)(6)             541,500                    2.1%
         Deephaven Opportunity
            Trading Fund LP                       265,000                    1.0%
         Deephaven Investment
            Advisors LLC(6)                       265,000                    1.0%
         Irvin Kessler(5)(6)                      541,500                    2.1%
         Efraim Gildor(5)(6)                      541,500                    2.1%
         Peter Hajas(5)(6)                        541,500                    2.1%
         Mark Lyons(5)(6)                         541,500                    2.1%
         Merrill Ferguson(5)(6)                   541,500                    2.1%

(1) Includes 250,000 shares of Common Stock owned by Summit Capital Appreciation Fund LP
(2) Includes 6,000 shares of Common Stock controlled as custodian f/b/o minor children and 6,500 shares of Common Stock owned by Susan N. Potter
(3) Includes 135,000 shares of Common Stock owned by The Temple Company, L.L.P.
(4) Includes 524,500 shares of Common Stock owned by Charmel Limited Partnership
(5) Includes 524,500 shares of Common Stock owned by Arbitrade LLC
(6) Includes 265,000 shares of Common Stock owned by Deephaven Opportunity Trading Fund LP

         The Holders' response to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer has 25,485,517 shares of Common Stock outstanding. The Holders, as of September 27, 1999, collectively own 3,223,400 shares of the Issuer's Common Stock, constituting approximately 12.6% of the Issuer's outstanding voting Common Stock. Transactions by the Holders in Common Stock of the Issuer not previously reported by the Holders in a Schedule 13D filing relating to the securities of the Issuer are as follows:


                                                          Type of            Number of          Price/
          Name                      Date                 Transaction           Shares           Share
          ----                      ----                 -----------         ---------         ------
Bruce E. Hendry                   06/14/99                   Buy              10,000           5.7969
James A. Potter                   07/22/99                   Buy               5,000           6.1875
Demetre Nicoloff                  07/28/99                   Buy              10,000           6.0000
Demetre Nicoloff                  07/29/99                   Buy              15,000           5.9532
Demetre Nicoloff                  07/29/99                   Buy               4,900           5.9532
Charmel L.P.                      07/30/99                   Buy              75,000           6.0000
Charmel L.P.                      08/02/99                   Buy               3,000           5.8890
Demetre Nicoloff                  08/02/99                   Buy               4,100           5.8890
Marc H. Kozberg                   08/02/99                   Buy               5,000           5.8890
James A. Potter                   08/03/99                   Buy               2,000           5.8477
Marc H. Kozberg                   08/04/99                   Buy               5,100           5.8477
Demetre Nicoloff                  08/05/99                   Buy               6,000           5.8750
Marc H. Kozberg                   08/06/99                   Buy               5,000           5.7500
Demetre Nicoloff                  08/09/99                   Buy               3,000           5.8125
Demetre Nicoloff                  08/30/99                   Buy               1,000           6.0000
Demetre Nicoloff                  09/09/99                   Buy               2,000           5.3750
Demetre Nicoloff                  09/10/99                   Buy              20,000           5.0000
James A. Potter                   09/20/99                   Buy               5,000           5.1250
Deephaven Opp. Fund               09/22/99                   Buy              20,000           5.0938
Deephaven Opp. Fund               09/23/99                   Buy               5,000           5.1250
Demetre Nicoloff                  09/24/99                   Buy               2,000           5.0000
Marc H. Kozberg                   09/24/99                   Buy               5,000           5.0000
Demetre Nicoloff                  09/27/99                   Buy               5,000           4.8750

* Summit Capital Appreciation Fund LP

TOTAL PURCHASES                     218,000
TOTAL SALES                             -0-
                                    -------
NET                                 218,000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
- ---------------------------------------------------
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
- -------------------------------------------------------

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
- ------------------------------------------

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

         Exhibit B -- Press release issued September 30, 1999.

                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  September 30, 1999


/s/ Bruce E. Hendry
- ------------------------------
Bruce E. Hendry

/s/ Marc H. Kozberg
- ------------------------------
Marc H. Kozberg

/s/ Dr. Demetre Nicoloff
- ------------------------------
Dr. Demetre Nicoloff

/s/ G. James Spinner
- ------------------------------
G. James Spinner

/s/ Robert H. Paymar
- ------------------------------
Robert H. Paymar

/s/ Stanley I. Barenbaum
- ------------------------------
Stanley I. Barenbaum

/s/ James A. Potter
- ------------------------------
James A. Potter

/s/ Susan N. Potter
- ------------------------------
Susan N. Potter

SUMMIT CAPITAL APPRECIATION
 FUND LP

By:      SCA Management Partners L.L.P.

         By:      /s/ Marc H. Kozberg
            ------------------------------
                  Marc H. Kozberg, a partner

SCA MANAGEMENT PARTNERS, L.L.P.

By:      /s/ Marc H. Kozberg
   ------------------------------
         Marc H. Kozberg, a partner


THE TEMPLE COMPANY, L.L.P.

By:      /s/ Charles Barry
   ------------------------------
         Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:      Charmel Enterprises, Inc.

         By:      /s/ Charles Barry
            ------------------------------
                  Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:      /s/ Charles Barry
   ------------------------------
         Charles Barry, President

/s/ Richard Fitzgerald
- --------------------------------
Richard Fitzgerald

/s/ Charles Barry
- --------------------------------
Charles Barry

/s/ Melanie Barry
- --------------------------------
Melanie Barry

ARBITRADE LLC
By:      /s/ Gary Sobczak
   -----------------------------
         Gary Sobczak
         Chief Financial Officer

ARBITRADE HOLDINGS LLC
By:      /s/ Gary Sobczak
   ----------------------------
         Gary Sobczak
         Chief Financial Officer

DEEPHAVEN OPPORTUNITY TRADING
FUND LP

By:      Deephaven Investment Advisors
         LLC, Its General Partner

         By:      /S/ GARY SOBCZAK
            ------------------------------
                  Gary Sobczak
                  Chief Financial Officer

DEEPHAVEN INVESTMENT
ADVISORS LLC

By:      /S/ GARY SOBCZAK
   ------------------------------
        Gary Sobczak
        Chief Financial Officer

/s/ Irvin Kessler
- ------------------------------
Irvin Kessler

/s/ Efraim Gildor
- ------------------------------
Efraim Gildor

/s/ Peter Hajas
- ------------------------------
Peter Hajas

/s/ Mark Lyons
- ------------------------------
Mark Lyons

/s/ Merrill Ferguson
- ------------------------------
Merrill Ferguson

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.

/s/ Bruce E. Hendry
- ------------------------------
Bruce E. Hendry

/s/ Marc H. Kozberg
- ------------------------------
Marc H. Kozberg

/s/ Dr. Demetre Nicoloff
- ------------------------------
Dr. Demetre Nicoloff

/s/ G. James Spinner
- ------------------------------
G. James Spinner

/s/ Robert H. Paymar
- ------------------------------
Robert H. Paymar

/s/ Stanley I. Barenbaum
- ------------------------------
Stanley I. Barenbaum

/s/ James A. Potter
- ------------------------------
James A. Potter

/s/ Susan N. Potter
- ------------------------------
Susan N. Potter

SUMMIT CAPITAL APPRECIATION
 FUND LP

By:      SCA Management Partners L.L.P.

         By:      /s/ Marc H. Kozberg
            --------------------------------
                  Marc H. Kozberg, a partner

SCA MANAGEMENT PARTNERS, L.L.P.

By:      /s/ Marc H. Kozberg
   --------------------------------
         Marc H. Kozberg, a partner

THE TEMPLE COMPANY, L.L.P.

By:      /s/ Charles Barry
   ------------------------------
         Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:      Charmel Enterprises, Inc.

         By:      /s/ Charles Barry
            ------------------------------
                  Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:      /s/ Charles Barry
   ------------------------------
         Charles Barry, President

/s/ Richard Fitzgerald
- ------------------------------
Richard Fitzgerald

/s/ Charles Barry
- ------------------------------
Charles Barry

/s/ Melanie Barry
Melanie Barry

ARBITRADE LLC

By:      /s/ Gary Sobczak
   -----------------------------
         Gary Sobczak
         Chief Financial Officer

ARBITRADE HOLDINGS LLC

By:      /s/ Gary Sobczak
   -----------------------------
         Gary Sobczak
         Chief Financial Officer

DEEPHAVEN OPPORTUNITY TRADING
FUND LP

By:      Deephaven Investment Advisors
         LLC, Its General Partner


         By:      /s/ Gary Sobczak
            -----------------------------
                  Gary Sobczak
                  Chief Financial Officer

DEEPHAVEN INVESTMENT
ADVISORS LLC

By:      /s/ Gary Sobczak
   ------------------------------
         Gary Sobczak
         Chief Financial Officer

/s/ Irvin Kessler
- ------------------------------
Irvin Kessler

/s/ Efraim Gildor
- ------------------------------
Efraim Gildor

/s/ Peter Hajas
- ------------------------------
Peter Hajas

/s/ Mark Lyons
- ------------------------------
Mark Lyons

/s/ Merrill Ferguson
- ------------------------------
Merrill Ferguson

                                    EXHIBIT B

                                  PRESS RELEASE


                                HENDRY, KOZBERG,
                              INCREASE INTEREST IN
                             CONE MILLS CORPORATION,
                              EXPRESS CONCERN OVER
                                BOARD LEADERSHIP


DATE:             SEPTEMBER 30, 1999 AT 7:30 a.m. CT

CONTACT:          MARC H. KOZBERG
                  (612) 376-7035

TICKER:           COE

FOR IMMEDIATE RELEASE


A group of investors led by Bruce E. Hendry and Marc H. Kozberg filed an amendment to their Schedule 13D today stating that they have increased their interest in Cone Mills Corporation [NYSE: COE] to 3,223,400 shares of common stock.

The investors' holdings constitute approximately 12.6% of the outstanding common stock of Cone Mills.

The Schedule 13D discloses that the investors requested representation on Cone Mills' board of directors, but were refused. The investors may consider presenting a slate of directors for election at Cone Mills' next shareholder meeting.

Mr. Kozberg said, "We have requested a list of the company's shareholders for the purpose of communicating with them regarding issues of common concern, including possible representation on Cone Mills' board of directors."

"We believe that Cone Mills is undervalued," Mr. Kozberg said. "However, there is reason to be concerned about the leadership of the board of directors. All but one of the outside directors have a minimal financial stake in the company. Cone Mills has not realized a net profit in any fiscal year since 1995. Cone Mills' stock price peaked in 1993, and has shown a consistent pattern of loss of value since 1993. Shareholder equity peaked in 1994 and has fallen in each year subsequent to 1994. The company's performance has lagged well behind its peer group for several years."

The group of investors led by Mr. Kozberg and Mr. Hendry together constitute Cone Mills' largest shareholder.